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                          December 9, 2022

       Will Brown
       Chief Financial Officer
       ObsEva SA
       Chemin des Aulx, 12
       1228 Plan-les-Ouates
       Geneva, Switzerland

                                                        Re: ObsEva SA
                                                            Registration
Statement on Form F-3
                                                            Filed December 9,
2022
                                                            File No. 333-268723

       Dear Will Brown:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at (202)551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Su Lian Lu, Esq.